Filed by MFS Municipal Income Trust
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Companies:

MFS High Income Municipal Trust
File No.: 811-05754

MFS High Yield Municipal Trust
File No.: 811-04992

MFS Investment Grade Municipal Trust

File No.: 811-05785

Date: December February 11, 2026

MFS Investment Management 111 Huntington Avenue Boston, MA 02199

February 2026

IMPORTANT NOTIFICATION:

Reorganization of MFS Closed-End Funds

To Vote, Call 800-848-3402

On December 11, 2025, the Board of Trustees of the MFS closed-end funds approved proposals to reorganize seven of the closed-end funds into two existing closed-end funds, as well as the appointment of a new investment adviser and board of trustees. Proxy materials have been mailed seeking approval from relevant fund shareholders for the following proposals (click the links for more information):

Seven MFS closed-end funds will be reorganized into two current MFS closed-end funds, as follows:

Taxable Fixed Income Funds “Taxable Mergers”: https://vote.proxyonline.com/MFS/docs/taxablefunds.pdf

Acquired Funds		Acquiring Fund
MFS Charter Income Trust (“MCR”) MFS Intermediate High Income Fund (“CIF”) MFS Government Markets Income Trust (“MGF”) MFS Intermediate Income Trust (“MIN”)	Merge Into	MFS Multi-Market Income Trust (“MMT”)

Municipal Bond Funds “Municipal Mergers”: https://vote.proxyonline.com/MFS/docs/munifunds.pdf

Acquired Funds		Acquiring Fund
MFS High Income Municipal Trust (“CXE”) MFS High Yield Municipal Trust (“CMU”) MFS Investment Grade Municipal Trust (“CXH”)	Merge Into	MFS Municipal Income Trust (“MFM”)

abrdn Inc. (“Aberdeen”), a global specialist asset manager, will become the investment adviser for MFM and MMT, and a new board of trustees will be appointed for MFM and MMT: https://vote.proxyonline.com/MFS/docs/proxy.pdf

The board of trustees of each MFS closed-end fund believes that these proposals are in the best long-term interests of each MFS closed-end fund’s shareholders and therefore recommend a vote FOR the proposal.

We appreciate your continued confidence in MFS and welcome the opportunity to discuss these updates in further detail. For more information, please reach out to your MFS relationship manager or sales contact(s) at 1-800-343-2829. Shareholders may contact their investment professional or call EQ Fund Solutions directly regarding the proxy at 800-848-3402.